Serina Therapeutics, Inc.

601 Genome Way

Suite 2001

Huntsville, Alabama 35806

(256) 327-9630

July 5, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Tim Buchmiller and Lauren Hamill

Re:	Serina Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-279121

Ladies and Gentlemen;

In accordance with Rule 461 under the Securities Act of 1933, as amended, Serina Therapeutics, Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on Tuesday, July 9, 2024, or as soon thereafter as is practicable.

Please contact Stephen Hinton of Bradley Arant Boult Cummings LLP, the Company’s legal counsel, at (205) 521-8406, if you have any questions or concerns regarding this matter. Thank you in advance for your assistance.

Sincerely,

SERINA THERAPEUTICS, INC.

By:	/s/ Andrea Park
Name:	Andrea Park
Title:	Interim Chief Financial Officer and Chief Accounting Officer

cc: Stephen Hinton, Bradley Arant Boult Cummings LLP